No. 19/06

IAMGOLD COMPLETES COMBINATION WITH CAMBIOR

Toronto, Ontario, November 8, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that the Superior Court of Québec has approved the transaction between IAMGOLD and Cambior which was previously approved by more than 99% of the Cambior Shareholders that attended their shareholder meeting (in person or by proxy).

“This is a significant step for IAMGOLD. We have now achieved our objective of becoming a million ounce producer by year end 2008,” commented William Pugliese, Chairman of the Board of IAMGOLD, “and while achieving this objective, we have brought together a dedicated and highly skilled team of professionals who will develop our existing projects and allow us to pursue exciting new growth opportunities.”

Joseph Conway, President and CEO of IAMGOLD stated: “We are pleased to have completed this final step in our transaction with Cambior. As the “new” IAMGOLD, we plan to focus on the integration of people and operations. This integration will be critical to the successful development of our project pipeline, identifying new growth opportunities and ensuring optimal results from existing operations.”

IAMGOLD has acquired 100% of the issued and outstanding common shares of Cambior Inc. Each Cambior Shareholder is entitled to receive 0.42 IAMGOLD shares for every Cambior share. Each Cambior Warrant and Option outstanding as at the close of market November 7th, 2006 has become an IAMGOLD warrant or an IAMGOLD option, respectively, entitling the holder upon the exercise thereof to acquire IAMGOLD shares at the same exchange ratio of 0.42 IAMGOLD shares for each Cambior share. Cambior shares will continue to trade until the close of market November 8th on the Toronto Stock Exchange and the American Stock Exchange. IAMGOLD will issue up to 127,097,481shares as a result of this transaction

IAMGOLD has become the tenth largest publicly-traded gold company in the world with production of over 1 million ounces from eight operations located in Africa and the Americas, five development projects and several promising gold exploration properties. IAMGOLD also receives cash flow from non-gold assets including Niobec niobium production. The Company is currently in the process of selling its Omai bauxite facility. With combined cash on hand of over US$200 million, IAMGOLD is well positioned to achieve further growth and to become a senior producer.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.